Item 24 b. Exhibit 4. v.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

Springfield, MA 01111-0001

TERMINAL ILLNESS WITHDRAWAL BENEFIT RIDER

(for Waiver of Contingent Deferred Sales Charge)

This Terminal Illness Withdrawal Benefit Rider allows you to make withdrawals under the Contract during the Accumulation Phase without a Contingent Deferred Sales Charge (CDSC) being imposed. This rider modifies the Contract to which it is attached. The Eligibility Date for Waiver of Contingent Deferred Sales Charge shown on the Contract Schedule is the first date that this rider may be exercised. In case of a conflict with any provision in the Contract, the provisions of this rider will control.

You may submit a Written Request to our Service Center to exercise the Terminal Illness Withdrawal Benefit during the Accumulation Phase. No CDSC will be deducted for any withdrawal of Contract Value made, subject to all of the following qualifying conditions:

1.	For purposes of this rider, you were not diagnosed with a terminal illness or a terminal condition resulting from bodily injury or disease or both as of the Issue Date as shown on the Contract Schedule.

2.	Each Written Request for a withdrawal is made on or after the Eligibility Date for Waiver of Contingent Deferred Sales Charge shown on the Contract Schedule, which is one (1) year after the Issue Date of the Contract.

3.	We will require proof that you are terminally ill, as described in Item 1. above, and not expected to live more than twelve (12) months. This proof will include, but is not limited to, certification by a state licensed medical practitioner performing within the scope of his/her license. Neither you nor your parent, sibling, spouse, or child may be the state licensed medical practitioner providing such certification.

If we determine that your Written Request for a withdrawal free of CDSC does not meet the qualifying conditions, we will provide a Written Notice of such determination. We will not proceed with your Written Request for a withdrawal until we receive notification from you that you accept or reject the withdrawal including the CDSC assessed. If you do not accept the withdrawal including the CDSC, the withdrawal request will not be processed. If you do accept the withdrawal including the CDSC, we will process it on the Business Day you notify us of your acceptance.

The Contract Value will be determined as of the Business Day we receive satisfactory proof that the qualifying conditions have been met.

For purposes of determining eligibility for this benefit, if the Contract is owned by a non-natural person, the determination is based on an annuitant satisfying the qualifying conditions listed earlier in this rider.

This rider will terminate upon termination of the Contract. Termination of this rider will not prejudice the waiver of any CDSC while the rider was in force.

Signed for Massachusetts Mutual Life Insurance Company by:

[ /s/ Pia Flanagan]	[ /s/ Roger W. Crandall]

[SECRETARY]	[PRESIDENT]

ICC15-MM-TI.1	[08-15]